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                 March 20, 2023

       John W. Ketchum
       Chief Executive Officer
       NextEra Energy Partners, LP
       700 Universe Blvd
       Juno Beach, FL 33408-0420

                                                        Re: NextEra Energy
Partners, LP
                                                            Registration
Statement on Form S-3
                                                            Filed March 13,
2023
                                                            File No. 333-270508

       Dear John W. Ketchum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Mitchell Austin, Acting
       Legal Branch Chief, at (202) 551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Thomas P. Giblin, Jr.
Esq.